1/1
Exhibit 1.1
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ZURICH, SWITZERLAND,

JUNE 10,

2024
ABB files to voluntarily deregister and
suspend SEC reporting obligations
On May 23, 2023, ABB delisted its American Depositary Receipts (ADRs) from the New York

Stock
Exchange. In the period between June 1, 2023 and May 31, 2024, the 12-month US Average

Daily
Trading Volume

(ADTV) in ABB’s ADRs has fallen to below 5

percent of the ADTV worldwide.
ABB now meets the requirements to apply to deregister and terminate the reporting obligations for its debt and equity instruments under the U.S. Securities Exchange Act of 1934, as amended (the “U.S.
Exchange Act”).

ABB is voluntarily filing today with the SEC a Form 15F to suspend immediately its reporting obligations under the U.S. Exchange Act. The deregistration and termination of its reporting obligations is expected to become effective 90 days after the filing, unless withdrawn by the Company or objected to by the SEC. The Company will continue to comply with its financial reporting and other obligations pursuant to applicable stock exchange listing rules – in particular the Listing Rules of SIX Swiss Exchange and the Nasdaq Stockholm Rulebook.
ABB

is a technology leader in electrification and automation, enabling a more sustainable and resource-efficient future. The company’s

solutions connect engineering know-how and software to
optimize how things are manufactured, moved, powered and operated. Building on over 140 years of excellence, ABB’s more than 105,000 employees are committed to driving innovations that accelerate
industrial transformation. www.abb.com
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For more information please contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland